Mail Stop 4561

February 4, 2008

Mr. Fredrick L. Sliva, President
Laurence Associates Consulting, Inc.
130 College Street
Suite 200A
South Hadley, MA 01075

      Re: Laurence Associates Consulting, Inc.
             Registration Statement on Form SB-2/A
             Filed January 30, 2008
             File No. 333-147261

Dear Mr. Sliva:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note that a date is missing from your auditors' opinion. Please revise in an amended filing.

Note 2 – Summary of Significant Accounting Policies

e. Revenue Recognition, page F-7

2.   We note your response to prior comment 4 and your representation that you
        believe that you generally do not have an obligation to provide free services if a
        candidate leaves an employer after the cash refund period. We also note your
        revised disclosure on page 22 of your filing which appears to indicate that in some
        limited cases, you may, in fact, obligate yourselves to provide free services of this
        nature in order to secure a new client. In those cases, it appears that you have a
        potential performance obligation that does not expire until the lapsing of one year
        of a candidate's employment. In these instances, please provide additional
        information as to how you have complied with the applicable revenue recognition
        accounting guidance.   Please note that given the company's limited operating
        history and the lack of a large volume of homogenous candidate placements, it
        does not appear that you have adequately supported your belief that you can
        reasonably estimate free service obligations.

                                           *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Howard Efron at 202-551-3439 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or me at 202-551-3582 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc. Gary B. Wolff, Esq. (by facsimile)